

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2014

Via e-mail
Ningfang Liang
Chief Financial Officer
Tantech Holdings Ltd.
No. 10 Cen Shan Road, Shuige Industrial Zone
Lishui City, Zhejiang Province
People's Republic of China

> **Re: Tantech Holdings Ltd.**
> **Amendment No. 3 to Draft Registration Statement on Form F-1**
> **Submitted August 25, 2014**
> **CIK No. 0001588084**

Dear Mr. Liang:

We have reviewed your draft registration statement and have the following comments.

Explanatory Note, Inside Front Cover Page of the Registration Statement

1. We note here that you characterize the primary component of this offering as being for "up to" 1,600,000 shares. Your underwriters have firmly committed to this offering, and thus will be purchasing all 1,600,000 shares from you. Please revise.

Prospectus Cover Page

2. Please remove the disclosure in the first paragraph after the table of contents that advises investors that information is accurate only as of the date of the prospectus regardless of the time of delivery of the prospectus or any sale of the common stock. This statement may suggest to investors that you are not responsible for omissions of material facts necessary to make your statements not misleading at the time of sale or contract of sale.

Corporate Information, page 8

3. Your present two diagrams under the heading Post-Offering. It is not clear what each of these diagrams represents as well as how they correspond to the sentence on the bottom of page 8 which refers to selling shareholders holding 85.2% of common shares if the selling shareholder sells all of the shares offered in the resale registration statement. Please revise or advise as necessary.

Capitalization, page 36

4. Your offering net proceeds amounts throughout the filing appear to be different. For example, on page 36, you indicate that the net proceeds of the offering will be $6.8 million. On page 32, you indicate that the net proceeds of the offering will be $6.2 million and your disclosures on page 122 indicate that they will be $7 million. Please revise as necessary throughout the filing.

Management's Discussion and Analysis, page 38

Critical Accounting Policies, page 55

Allowance for accounts receivable and advance to suppliers, page 56

5. We note your response to comment 9 of our letter dated July 25, 2014. Of your gross accounts receivable balance at December 31, 2013 of $30.1 million, you have subsequently collected $25.3 million. Of the remaining $4.8 million of uncollected amounts, you had recorded an allowance for accounts receivable of $1.7 million. Of your gross advances to suppliers balance of $11.5 million at December 31, 2013, approximately $9.3 million has been utilized. Of the remaining $2.2 million, you had recorded an allowance of approximately $0.1 million. In light of the above, please tell us what consideration you gave as to whether the methodology used to determine your allowances was reasonable. In this regard, we note that your allowances as a percentage of gross balances decreased for both accounts receivable and advances to suppliers at December 31, 2013.

Our Employees, page 86

6. Please reconcile the amounts in the first sentence under this heading and the total amount under the table, which appears to equal 192 employees as of August 21, 2014.

Related Party Transactions, page 100

7. We note your response to comment 15 of our letter dated July 25, 2014. Please advise why your prior disclosure indicated $807,265 more in purchases from Forasen Group than your revised disclosure.

Underwriting, page 121

8. Please advise us of the meaning of the qualification "subject to prior sale" regarding your underwriters offering the common shares in this offering.

Financial Statements

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

9. We note your response to comment 18 of our letter dated July 25, 2014. In a similar manner to your response, please revise disclosure to indicate the extent to which sales are recorded when delivered and accepted by the customer.

Note 10. Bankers Acceptance Notes Payable, page F-15

10. We note your response to comment 20 of our letter dated July 25, 2014. Please address the following:

- In a similar manner to your response, please expand your disclosures to discuss how you use the bankers acceptance notes as well as quantify the extent to which the proceeds from bankers acceptance notes are sent directly to vendors for payment of goods and the extent to which they are discounted to fund working capital needs;

- In regards to the receivables recorded related to these bankers acceptance notes, please disclose the amount of receivables recorded as of the end of each period related to these notes and correspondingly the line item they are reflected in on your balance sheet.

- Please help us understand why the borrowings and repayments from bankers acceptance notes payable are the same amounts on your statement of cash flows in 2013 as it appears based on disclosures on page F-16 that some of the amounts repaid in 2013 were related to notes payable as of December 31, 2012; and

- Please provide a rollforward of your bankers acceptance balances from December 31, 2011 to December 31, 2013 which agrees to the cash received and paid in the cash flow statement.

Note 14. Related Party Transactions, page F-18

11. We note your response to comment 21 of our letter dated July 25, 2014. In September 2013, Mr. Wang, who along with his wife appears to own 100% of your common stock, decided to ask USCNHK, your subsidiary, to repay $6.1 million in order to settle the outstanding balances between you and Forasen Group, which appears to also be controlled by Mr. Wang and his wife. It is unclear why the repayment of amounts due to Forasen Group by your subsidiary resulted in a reduction to your additional paid in

capital of $6.1 million. Please tell us your basis in GAAP for recognizing this settlement by a subsidiary as a reduction to additional paid in capital.

Alternate Pages- Outside Front Cover Page of the Prospectus

12. Please disclose the fixed price at which the selling shareholder will sell prior to a market developing in the securities.

13. You state here and in your "Plan of Distribution" that the selling shareholder "may sell its shares from time to time at the market price" in the market or in privately negotiated transactions. We note that you have not checked the box on the cover of the registration statement indicating that securities are being registered that are to be offered pursuant to Rule 415, nor included the undertakings in Item 512(a) of Regulation S-K. Please revise.

Alternate Pages- Inside Front Cover Page of the Prospectus

14. You refer here to "the underwriter." As this resale offering so not underwritten, please remove these references.

You may contact Nudrat Salik at (202)551-3692 or Melissa Rocha at (202)551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or Craig Slivka at (202)551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

for Pamela Long
Assistant Director

CC: Anthony W. Basch, Esq. (*via e-mail*)
       Kaufman & Canoles, P.C.